

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   July 22, 2008

Michael O'Reilly
Chief Executive Officer
Windswept Environmental Group, Inc.
895 Waverly Avenue
Holtsville, New York 11742

> **Re: Windswept Environmental Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2008**
> **File No. 333-150130**

Dear Mr. O'Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose your responses to comments 6 and 9 in our letter dated May 5, 2008 in the registration statement.

2. We note the new table on page 23 in response to comment 2 in our letter dated May 5, 2008. Please note that for the value of the shares, you (i) should use $.09 only for the number of shares underlying notes that were issued on June 30 and July 13, 2005, (ii) should use $.45 for the number of shares underlying notes that were issued on September 9, 2005 and (iii) should use $.18 for the number of shares underlying notes that were issued on October 6, 2005. Please revise.

3. Please provide the same information from comment 4 in our letter dated May 5, 2008 for the possible profit in connection with the convertible notes.

Prospectus Summary, page 3

Company Background, page 4

4. We note your response and revised disclosure on page 6 in response to comment 13 in our letter dated May 5, 2008. However, as previously requested, please disclose the amount of the Spotless promissory note that still remains outstanding.

5. At the top of page 6, please clarify why you repaid Spotless $2,650,000 of principal when the promissory note was only $500,000.

6. We note your revised disclosure on page 6 in response to comment 14 in our letter dated May 5, 2008. Please describe the assets you purchased in the September 16, 2007 transaction with RestoreNet, LLC.

Forward Looking Statements, page 15

7. Please note that the safe harbor provisions in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act do not apply to statements made by issuers of penny stock. Please revise to delete the references to these provisions.

* * * *

Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gary T. Moomjian, Esq.
        Moomjian, Waite, Wactlar & Coleman, LLP
        100 Jericho Quadrangle
        Suite 225
        Jericho, New York 11753